THE ADVISORS’ INNER CIRCLE FUND III	ECOFIN GLOBAL RENEWABLES INFRASTRUCTURE FUND NOVEMBER 30, 2024

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS (FORM N-CSR ITEM 8) (Unaudited)

Ecofin Global Renewables Infrastructure Fund, a series of The Advisors’ Inner Circle Fund III (the “Fund”), is the successor to the Ecofin Global Renewables Infrastructure Fund, a series of Managed Portfolio Series (the “Predecessor Fund”). The Fund acquired the assets and assumed all of the liabilities of the Predecessor Fund on September 30, 2024 (the “Reorganization”). As a result of the Reorganization, the Fund assumed the accounting history of the Predecessor Fund. At a meeting held on June 17, 2024, the Audit Committee of the Fund approved the appointment of PricewaterhouseCoopers LLP (“PwC”) as the Fund’s independent registered public accounting firm for the fiscal year ended November 30, 2024. Accordingly, as a result of the Reorganization, a change in the Predecessor Fund’s independent registered public accounting firm, Ernst & Young LLP (“E&Y”), was deemed to occur as of the closing of the Reorganization on September 30, 2024.

E&Y’s reports on the financial statements of the Predecessor Fund as of and for the fiscal years ended November 30, 2023, and 2022, did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During each of the two fiscal years ended November 30, 2023 and 2022, and the subsequent interim period through September 30, 2024, there were no disagreements with E&Y on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of E&Y, would have caused E&Y to make reference to the subject matter of the disagreement in connection with E&Y’s reports on the financial statements. In addition, there have been no reportable events of the kind described in Item 304(a)(1)(v) of Regulation S-K under the Securities Exchange Act of 1934 with respect to the Predecessor Fund.

The Fund has provided E&Y with a copy of the foregoing disclosures and has requested that E&Y furnish the Fund with a letter addressed to the U.S. Securities and Exchange Commission (the “SEC”) stating whether E&Y agrees with the statements made by the Fund, set forth above, and if not, stating the respects in which it does not agree. A copy of the letter from E&Y to the SEC is filed as an Exhibit to this Form N-CSR.

On June 17, 2024, the Audit Committee of the Trust’s Board of Trustees approved the appointment of PwC as the Trust’s independent registered public accounting firm for the fiscal year ended November 30, 2024. For the two fiscal years ended November 30, 2023 and 2022, and the subsequent interim period through September 30, 2024, neither the Fund, nor anyone on the Fund’s behalf, consulted with PwC on items which: (1) concerned the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Fund’s financial statements, and no written report or oral advice was provided to the Fund that PwC concluded was an important factor considered by the Fund in reaching a decision as to any accounting, auditing, or financial reporting issue; or (ii) concerned the subject of a disagreement (as defined in paragraph (a) (1) (iv) of Item 304 of Regulation S-K) or reportable events (as described in paragraph (a)(1)(v) of said Item 304).

1